Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

YOUR VOTE MATTERS.

Vote now to enjoy the projected benefits of a fund merger.

Please vote via the enclosed proxy card today.

Dear shareholder:

We are writing to ask for your help regarding a proxy proposal to merge your fund into another Columbia fund. A quorum is needed and your vote is important in order for your fund to benefit from projected expense decreases.1

Please consider the following factors when evaluating how to vote:

¡	Fund expenses for the surviving fund are projected to decrease. In general, a reduction in fund expenses can increase net investment return over time, all else being equal.[1] For more information on projected lower fund expenses, go to columbiathreadneedleus.com/fund-merger-news.
¡	Both the surviving fund and your fund have similar investment objectives and principal investment strategies.
¡	Members from the same portfolio management team handle your fund and the surviving fund.

It’s easy to vote

For your voting convenience, a proxy card is included in this mailing. It provides easy instructions on how to vote by internet, phone, mail or in person. The proxy statement can be found at proxy-direct.com/col-27405. Please read the materials carefully. If you have any questions regarding the proposals, or need assistance with voting, please call Computershare Fund Services, the fund’s proxy solicitor, toll free at 800.708.7953. Remember, every shareholder’s vote is important!

Vote now to benefit from a projected reduction in expenses. Voting now will eliminate phone calls, avoid unnecessary communications, minimize proxy costs and ensure your shares are represented at the meeting. Thank you for your prompt attention to this matter. If you have already voted, we appreciate your participation.

Sincerely,

Columbia Threadneedle Investments

1Fund expenses are estimated based on net assets as of July 31, 2015 for Columbia Large Cap Growth Fund II, Columbia Large Cap Growth Fund III and Columbia Large Cap Growth Fund V, and as of August 31, 2015 for Columbia Value and Restructuring Fund and Columbia International Value Fund. Fund performance is calculated as gross investment return less expenses, so as expenses decrease, performance is expected to increase, assuming the same level of gross (pre-expense) investment return. Lower expenses do not result in fund performance improving from past performance. Future performance may be lower or higher than past performance. The investment return of an investment will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Please review the prospectus/proxy statement for additional information.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any surviving fund. For information regarding a surviving fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800.708.7953 and proxy-direct.com/col-27405. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Columbia funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA, and managed by Columbia Management Investment Advisers, LLC. Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

© 2016 Columbia Management Investment Advisers, LLC. All rights reserved.
Columbia Management Investment Distributors, Inc.
225 Franklin Street, Boston, MA 02110-2804 columbiathreadneedle.com/us
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